As filed with the Securities and Exchange Commission on February 21, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

TOTAL S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE REPUBLIC OF FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Shares of the Nominal Value 2.50 Euros per Share, of Total S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$982.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-134203 and 333-107311).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16, 17, 20, and 21

securities

(iii)  The collection and distribution of dividends

Articles number 3, 5, 11, 13, 14, 15, 19, 20, and 24

(iv)  The transmission of notices, reports and proxy

Articles number 12, 16, 17, 18, 20,

soliciting material

and 21

(v)  The sale or exercise of rights

Articles number 12, 14, 15, 20, and 24

(vi)  The deposit or sale of securities resulting from

Articles number 11, 15, and 16

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 23 and 24

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 17 and 18

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8, and

withdraw the underlying securities

25

(x)  Limitation upon the liability of the depositary

Articles number 12, 14, 20, 21, and 24

3.  Fees and Charges

Articles number 7, 11, 12, 23, and 24

Item – 2.

Available Information

Public reports furnished by issuer

Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of October 20, 1991, as amended and restated as of September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, as further amended and restated as of August 7, 2003, and as further amended and restated as of _____________, 2008 among Total S.A, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

f.

Power of Attorney - Filed herewith as Exhibit 7.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 21,  2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Shares of the Nominal Value 2.50 Euros per Share, of Total S.A.

By:

The Bank of New York,

  As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Total S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on February 21, 2008.

TOTAL S.A.

By:  /s/ Charles Paris de Bollardière

Name:  Charles Paris de Bollardière

Title:    Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 21, 2008.

/s/ Thierry Desmarest*

/s/ Christophe de Margerie*

Name:  Thierry Desmarest

Name:  Christophe de Margerie

Chairman of the Board

Chief Executive Officer and Director

________________________________

/s/ Daniel Bouton*

Name:  Daniel Boeuf

Name:  Daniel Bouton

Director

Director

/s/ Bertrand Collomb*

/s/ Paul Desmarais*

Name:  Bertrand Collomb

Name:  Paul Desmarais Jr.

Director

Director

/s/ Bertrand Jacquillat*

______________________________

Name:  Professor Bertrand Jacquillat

Name:  Antoine Jeancourt-Galignani

Director

Director

/s/ Anne Lauvergeon*

/s/ Peter Levene of Portsoken*

Name:  Anne Lauvergeon

Name:  Lord Peter Levene of Portsoken

Director

Director

/s/ Michel Pébereau*

/s/ Thierry de Rudder*

Name:  Michel Pébereau

Name:  Thierry de Rudder

Director

Director

________________________________

/s/ Pierre Vaillaud*

Name:  Serge Tchuruk

Name:  Pierre Vaillaud

Director

Director

/s/ Robert Castaigne*

/s/ Dominique Bonsergent*

Name:  Robert Castaigne

Name:  Dominique Bonsergent

Executive Vice President and Chief Financial Officer

Chief Accounting Officer

/s/ Robert O. Hammond*

Robert O. Hammond

Authorized Representative in the United States

* By: /s/ Charles Paris de Bollardière

Name:  Charles Paris de Bollardière

Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of

October 20, 1991, as amended and restated as of September 30,

1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, as further amended and restated as of August 7, 2003, and as further amended and restated

as of _____________, 2008 among Total S.A, The Bank of New York as Depositary, and all Holders from time to time of American Depositary

Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

7

Power of Attorney.